October 5, 2011

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 25, 2011 Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 5, 2011 File No. 1-33466

Dear Mr. Skinner:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated September 26, 2011, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the fiscal quarter ended June 30, 2011.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided our response immediately below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 25: Commitments and Contingencies,

September 1, 2010 U.S. District Court Ruling, page F-35

1.   We note your disclosure that Apogee was ordered to install a Fluidized Bed Reactor water treatment facility for three outfalls and that you will record the costs to install the facility as capital expenditures when incurred.  Please clarify for us the factors you considered in your determination that the facility should be recorded as an asset and how your accounting is consistent with FASB ASC 410-30-30-8 through 30-18, 410-30-55-1(f), and 410-30-25-16 through 25-19.  In addition, please clarify for us how your accounting for the facility is consistent with your accounting for the facility’s future operating costs which appear to have been recorded upfront as a remediation obligation expense, as discussed on page F-11.

Response:  We believe we have fully complied with the requirements of FASB ASC 410-30 in the above-referenced filings. West Virginia Department of Environmental Protection (WVDEP) issues National Pollutant Discharge Elimination System (NPDES) permits, which are required prior to conducting mining activities at a particular mine site. NPDES permits at several of our operating sites require that we maintain compliance with certain selenium discharge limits and we are the only responsible party for compliance based on the terms of our individual permits.

On September 1, 2010, the U.S. District Court ordered Apogee to install a Fluidized Bed Reactor (FBR) water treatment facility to comply with its NPDES permit. The related obligation has two distinct components: (1) the costs to design and build the FBR facility and (2) the future operating costs of the FBR facility.

Capital Expenditures for the FBR Facility

We are recording the costs to install the FBR facility as capital expenditures when incurred based on the authoritative guidance in ASC 410-30-25-16 through 25-19. Specifically, ASC 410-30-55-1(f) states that the cost of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use should be included in the environmental liability reflected in the financial statements. However, ASC 410-30-25-18 outlines three criteria that should be considered when determining whether environmental contamination treatment costs may be capitalized. These criteria, as well as discussion of the considerations specific to our installation of the FBR system, are set forth below:

	Criteria	Analysis
a.
The costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the entity. For purposes of this criterion, the condition of that property after the costs are incurred must be improved as compared with the condition of that property when originally constructed or acquired, if later.

Installation of a FBR water treatment facility is required pursuant to the September 1, 2010 U.S. District Court ruling. Failure to address applicable selenium discharge limits could lead to our inability to obtain future permit renewals and new permits.  WVDEP added selenium discharge limits to NPDES permits in an effort to improve water safety for aquatic life. Installation of a FBR water treatment facility is intended to improve the safety of the Apogee mining complex by reducing selenium discharge levels to those required by the current NPDES permits and state and federal regulations. The costs to build and implement a FBR water treatment facility are intended to (i) extend the life of the Apogee mining operation since without the FBR water treatment facility, renewal of permits or additional permits would not occur and with the FBR facility, permit renewal and additional permits are more likely, and (ii) improve the safety to the environment as required by the current NPDES permits. Both of these intended results improve the Apogee mining complex compared to its condition upon acquisition.

b.
The costs mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations or activities. In addition, the costs improve the property compared with its condition when constructed or acquired, if later.

The FBR water treatment facility addresses existing and future exceedances of selenium discharge limits and a potential future problem related to the inability to renew permits or obtain new permits.

The FBR water treatment facility is intended to prevent future exceedances of selenium discharge limitations and reduce the total amount of selenium present in the watershed downstream of the relevant outfalls. These outfalls were permitted and developed prior to the adoption of the new selenium discharge standards and are required to come into compliance in accordance with applicable deadlines.

c.	The costs are incurred in preparing for sale that property currently held for sale.
This is not applicable as the Apogee mining complex is not currently held for sale. However, any potential future buyer of the Apogee mining complex would also need to comply with the NPDES permit requirements.

Further, ASC 410-30-25-19 provides that tangible assets acquired to clean a particular spill may not be charged to expense immediately. Rather, to the extent that those tangible assets have future uses, they may be capitalized. ASC 410-30-55-18 provides examples that help clarify when to capitalize or expense remediation costs.  The accounting treatment is based on the ability of these expenditures to add value to future operations.  Cases C and E (see ASC 410-30-55-21 and 55-23) illustrate situations that are similar to ours. The Apogee surface mines were initially developed prior to the promulgation and enforcement of the new selenium discharge standards and we are required to address these new discharge limits in accordance with applicable compliance deadlines. If we fail to comply with applicable selenium water treatment requirements, the Apogee permit could be revoked. If the permit were to be revoked, it could jeopardize our ability to renew permits or receive new permits. Therefore, the installation of a water treatment facility allows our current operations to continue to operate and addresses current and future selenium discharge limit exceedances that resulted from outfalls developed under previous permit guidelines. While the FBR water treatment facility does not extend the capacity of our Apogee mining complex, it is intended to extend the life of the complex by allowing for continued permitting and improve the mining complex safety as required by our permits and as currently defined by state and federal regulations as compared to the condition when developed. The FBR water treatment facility addresses an existing and future problem. The FBR water treatment facility is intended to mitigate the future selenium discharge limit exceedances, thus allowing mining at current and future operations in compliance with applicable selenium discharge standards.

Future Operating Costs of the FBR Facility

The operating costs of the facility were recorded upfront as a remediation obligation expense as required by 410-30-30-8 through 30-18, which provides considerations for determining the appropriate accounting for environmental liabilities, including the specific costs to be included in the liability. Accordingly, based on our initial remediation strategy, we recorded a liability for the environmental obligation to comply with these selenium discharge limits. We adjusted our liability based on the September 1, 2010 U.S. District Court ruling which mandated an alternate technology, a FBR water treatment facility, to be installed at the three Apogee outfalls. The $20.7 million expense discussed on page F-11 was the adjustment to the liability based on the expected future cash flows of the operating costs associated with the operation of the FBR facility, including the labor, chemicals, maintenance and power, in accordance with authoritative guidance in FASB ASC 410-30-30-10 and 410-30-55-1.

Note 26: Segment Information, page F-38

2.   We note that for 2010 your revenues attributable to foreign countries were $555 million. Please clarify for us and in future filings whether revenues attributed to any individual foreign county are material, as discussed under FASB ASC 280-10-50-41.

Response: In 2010, we did not have revenues attributable to any foreign country that exceeded 10% of our total revenue. Revenues attributable to foreign countries are based on where the product is shipped. In future filings, we will either disclose that there are no material revenues attributed to any individual foreign country or we will disclose any foreign countries with material revenues as well as other disclosures required under FASB ASC 280-10-50-41, as necessary.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 14: Commitments and Contingencies, page 11

September 1, 2010 U.S. District Court Ruling, page 34

3.   We note that your treatment installations have been unable to comply with selenium discharge limits and that the costs related to alternate treatment technologies could be materially higher than the costs reflected in your liability. Please tell us how you have considered the disclosure requirements set forth in FASB ASC 450-20-50-4(b). If you conclude that you cannot provide an estimate of the possible additional range of loss, please clarify for us why an estimate cannot be made and when you anticipate being able to estimate a range.

Response:  We cannot provide an estimate of the possible additional range of loss associated with alternate selenium treatment technologies at this time as no solution has been proven to be effective on a full-scale commercial basis. Additionally, selenium water treatment installations are further complicated by the variable geological and topographical considerations for each individual outfall. In the process of executing our initial remediation strategy, we have encountered certain challenges and uncertainties related to: 1) the effectiveness and design of our current treatment installations; 2) the limited testing that had been performed on the potential treatment alternatives; and 3) the practical realities of the time to design, build and test potential treatment solutions.

Existing technologies and alternative selenium water treatment solutions continue to evolve and are in various stages of design and development.  As circumstances evolve, we will continue to evaluate the impact on our liability and record any necessary adjustments as appropriate. In consideration of the disclosure requirements of ASC 450-20-50-4(b), in future filings, we will disclose that such a range cannot be estimated as long as this uncertainty remains, in addition to the following statement included in our filing “While we are actively continuing to explore new treatment options and modifying existing technologies, a definitive solution has not been identified and it is unknown when or if it will be identified.”

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In connection with responding to your comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3685 or my colleague Chris K. Knibb at (314) 275-3682.

Sincerely, Patriot Coal Corporation

/s/ Mark N. Schroeder
Mark N. Schroeder Senior Vice President and Chief Financial Officer

cc:  John Cannarella, United States Securities and Exchange Commission, Division of Corporation Finance
Michael Fay, United States Securities and Exchange Commission, Division of Corporation Finance

Chris Knibb, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation